Filed Pursuant to Rule 433

Dated September 19, 2019

Registration Statement No. 333-222076-02

INTERSTATE POWER AND LIGHT COMPANY

$300,000,000 3.500% Senior Debentures due 2049

Final Term Sheet

Dated September 19, 2019

Issuer:	Interstate Power and Light Company

Security Type:	Senior Debentures

Anticipated Ratings*:	Baa1 (Negative) / A- (Negative) (Moody’s/S&P)

Principal Amount:	$300,000,000

Maturity Date:	September 30, 2049

Coupon:	3.500%

Price to Public:	99.668% of the principal amount

Yield to Maturity:	3.518%

Benchmark Treasury:	2.875% due May 15, 2049

Benchmark Treasury Yield:	2.218%

Spread to Benchmark Treasury:	+130 bps

Interest Payment Dates:	March 30 and September 30, commencing on March 30, 2020

Optional Redemption – Reinvestment Rate:	Prior to March 30, 2049, make-whole call at Treasury +20 bps

Optional Redemption at Par:	On or after March 30, 2049

Trade Date:	September 19, 2019

Settlement Date:	September 26, 2019 (T+5)

CUSIP / ISIN:	461070 AR5 / US461070AR57

Joint Book-Running Managers:	J.P. Morgan Securities LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc. Mischler Financial Group, Inc. The Williams Capital Group, L.P.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Debentures will be made against payment therefor on or about September 26, 2019, which will be the fifth business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+5, purchasers who wish to trade the Debentures on the date of pricing of the Debentures or on the two succeeding business days should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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